Revelyst Valuation Perspectives July 10, 2024

2 No Offer or Solicitation This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com. Participants in Solicitation Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.

Forward-Looking Statement 3 Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK Group a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

Non-GAAP Financial Measures 4 Non-GAAP financial measures such as adjusted EBITDA and adjusted EBITDA margin as included in this presentation are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). Adjusted EBITDA is defined as net income before other income/(expense), interest, taxes, and depreciation and amortization, excluding certain non-recurring and non-cash items. We calculate adjusted EBITDA margin as adjusted EBITDA divided by net sales. Vista Outdoor management believes adjusted EBITDA and adjusted EBITDA margin provide investors with an important perspective on Vista Outdoor’s core profitability and help investors analyze underlying trends in its business and evaluate its performance on an absolute basis and relative to its peers. Adjusted EBITDA and adjusted EBITDA margin should be considered in addition to, and not as substitutes for, GAAP net income and GAAP net income margin. Vista Outdoor’s definitions may differ from those used by other companies. Vista Outdoor has not reconciled adjusted EBITDA or adjusted EBITDA margin guidance to GAAP net income or GAAP net income margin guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net income and non-GAAP adjusted EBITDA. Accordingly, a reconciliation to net income is not available without unreasonable effort.

Standalone Value for Revelyst is Well in Excess of MNC's Implied Value for Revelyst

1 Harnessing the Power of Revelyst's Leading House of Brands	✓ Actionable standalone strategy to drive value for stockholders ✓ Category-leading brands with $100Bn+ global addressable market ✓ Strategically positioned to address key secular trends ✓ Revelyst flywheel to unlock growth and propel margin expansion
2 Tangible Near-Term Upside in Revelyst Plan	✓ GEAR Up strategy expected to deliver total run-rate cost savings of $100MM by 2027, representing $1Bn+ in value ($17 per share) ✓ Current EBITDA does not yet capture cost cutting plan that will accrue to the benefit of stockholders in the near future ✓ March 2025 NTM EBITDA of $145MM (< 9 months from now) more appropriately captures the benefits of initiatives underway
3 Unlocking Revelyst's Standalone Trading Value and Potential	✓ Completing CSG transaction expected to unlock significant value by enabling Revelyst to trade in line with outdoor peers ✓ Revelyst peers have consistently traded at or above 10x NTM EBITDA over time and no peer currently trades below ~8.5x NTM EBITDA ✓ Outdoor peer set currently trading below historical averages
4 MNC Significantly Undervalues Revelyst	✓ Revelyst's expected trading value following CSG transaction exceeds MNC's implied value for Revelyst ✓ MNC is seeking to capture the value of Revelyst outside of a sale process; outcome of Kinetic sale demonstrates the benefit of a competitive sale process ✓ In a sale transaction, Vista stockholders would deserve a control premium for Revelyst, not a discount

VISTA OUTDOOR

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Actionable Standalone Strategy to Drive Value World-leading, diverse house of brands to extend market share across multiple platforms and deliver wildly human experiences 1 Growth through innovative, brand-led, and consumer-obsessed product and technology offerings, an enhanced DTC channel strategy, and expanded digital gaming ecosystem 2 Simplified business model with increased efficiency and profitability, reinvesting into highest potential brands, while accelerating top-line growth and EBITDA expansion 3 Disciplined, dynamic, and balanced capital allocation strategy that enables enhanced capabilities for existing platforms 4 Unified company with visionary and experienced management team, as well as a strong culture 5 6 1

Category-Leading Brands in $100Bn+ Global Addressable Market 7 ADVENTURE SPORTS OUTDOOR PERFORMANCE PRECISION SPORTS/TECH ~$19B U.S. TAM $23B U.S. TAM ~$8B U.S. TAM 1

Strategically Positioned to Address Key Secular Trends 8 INCREASED AND DIVERSE PARTICIPATION HEALTHY LIFESTYLE TECHNOLOGY INNOVATION + Participation surge has introduced entirely new communities that have begun their maturity curve + Women and juniors are the fastest growing golf participants + New and young outdoor participants are increasingly diverse + Significantly higher percentage of seniors are participating in outdoor recreation + More people engaging in active recreation (indoor and outdoor) + Increased spending on products that improve health, fitness, and nutrition + Continued growth in health and wellness + High demand for trackable and manageable data among consumers + Immersive gaming and entertainment is a fast- growing category + Digitizing outdoor activities allows people to stay connected and motivated + Consumer demand for gear with enhanced function, fit, and performance + Product innovation is driving premiumization 1

9 Revelyst Flywheel to Unlock Growth and Propel Margin Expansion INTERNATIONAL EXPANSION BUSINESS TRANSFORMATION PLATFORM INNOVATION BRAND LICENSING DIRECT-TO-CONSUMER DIGITAL GAMING ECOSYSTEM TM GEAR UP WITH REVELYST 1

2 Revelyst Near-Term Value Creation Opportunity is a Clear Path to Tripling EBITDA Via Tangible GEAR Up Program Over Next 2 Years

Revelyst Projected EBITDA Progression (FYE 3/31)



$MM
EBITDA Margin
3.4%
7.1%
10.6%
GEAR Up Margin Expansion (bps)(1)
~+200 – 240bps
~+440 – 470bps
3x+ EBITDA in FY26E vs. FY24A
$45
$90
$25 - $30
$63
$145
$60 - $65
$83
FY24A
FY25E
FY26E
Base Revelyst EBITDA
GEAR Up EBITDA Contribution

Commentary / Key Drivers

- Partial contribution of the $100MM 3-year GEAR Up program savings driven by organizational design changes, distribution optimization, and supply chain
- $100MM run-rate cost savings creates $1 Billion of value / $17 per share
- Incremental EBITDA as result of revenue growth driven by our growth pillars with new product innovation, DTC/Amazon increases, international expansion, licensing, and esports/digital gaming
- Lower freight, reduced promotions, and other cost savings efforts annualizing in FY25

VISTA OUTDOOR

Note:
1. Represents margin expansion from GEAR Up program savings vs. FY24A rounded to the nearest 10bps

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Today 1YR Average 2YR Average 3YR Average 5YR Average FY2025E (1) Thule 15.5x 16.1x 15.9x 16.8x 17.3x 20% Acushnet 12.4x 12.3x 11.6x 12.0x 12.3x 16% Fox Factory 10.5x 11.4x 12.4x 15.0x 17.4x 16% Traeger 10.1x 11.6x NM NM NM 12% Yeti 9.0x 10.2x 10.2x 13.0x 15.4x 19% Helen of Troy 8.8x 9.8x 10.2x 12.0x 13.8x 17% Topgolf Callaway 8.5x 8.2x 9.0x 10.7x 12.1x 14% Mean 10.7x 11.4x 11.6x 13.3x 14.7x 16% Revelyst Peers Have Reliably Traded Above 8.5x and Typically Trade at or Above 10x NTM EBITDA 11 Source: Capital IQ as of July 3, 2024 Note: 1. FY2025E Represents LTM period ending 3/31/2025 Enterprise Value / NTM EBITDA EBITDA Margin Market Observations • Historically and currently, the peer average is consistently trading above 10x NTM EBITDA and we believe Revelyst is a 10x business • When comparing peers, none currently trade below 8.5x NTM EBITDA • Current multiples are below historical averages 3

④ MNC's Value for Revelyst Includes No Change-in-Control Premium

Key Takeaways

- Separation of Revelyst as a standalone company will allow it to trade in-line with its peers
  - 10x NTM EBITDA on average, lowest peer at ~8.5x NTM EBITDA today
- Even in the conservative case where Revelyst trades at 8.5x NTM EBITDA:
  - Before any control premium, Revelyst is $23 per share
  - Assuming a typical control premium, Revelyst is $31 per share
- In the case where Revelyst trades in-line with peers at 10x NTM EBITDA:
  - Before any control premium, Revelyst is $27 per share
  - Assuming a typical control premium, Revelyst is $36 per share
- MNC's implied value of $21 per share for Revelyst **is below where Revelyst is expected to trade, even before applying a control premium**

Discounted Package Value per Share With Change-in-Control Premium



$42
MNC Final Indication
~$52
~$8
~$23
$21
~$57
~$9
~$27
$21
8.5x NTM Trading Multiple
10.0x NTM Trading Multiple
Kinetic Cash Consideration
Revelyst Present Value per Share (1)
Change-in-Control Premium of 35%
MNC Final Indication

Note:
1. Discounted equity value of Revelyst based on NTM EBITDA of $145MM as of 3/31/2025; excludes additional cash generation from CSG transaction close to 3/31/2025

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Revelyst is Well-Positioned to Drive Superior Value Creation for Vista Stockholders Relative to MNC’s Final Indication 13 1 2 Reaffirming guidance and confident in GEAR Up transformation program to double EBITDA in FY25 with clear path to $100MM+ in run-rate cost savings by FY27 and mid-teens EBITDA margins long-term 3 House of category-leading outdoor brands provides optionality for long-term value creation Stockholders retain potential future upside from a change of control premium, not captured in MNC’s final indication Enhanced ability to attract a stockholder base aligned with Revelyst’s clear standalone value proposition 4 Don’t Give Away Your Strategic Optionality